The First American Corporation
                              1 First American Way
                           Santa Ana, California 92707

                                  July 10, 2001

VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405

         Re:      The First American Corporation
                  Withdrawal of Registration Statement on Form S-3
                  File No. 333-43676
                  Filed August 14, 2000, as amended September 15, 2000, September 20, 2000 and October 4, 2000

Dear Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, The First American Corporation ("First American") hereby applies for the withdrawal of the above referenced registration statement on Form S-3 (the "Registration Statement"). First American no longer intends to offer any of the securities registered under the Registration Statement and therefore requests the withdrawal of the Registration Statement. No securities have been sold in connection with the Registration Statement.

         Thank you in advance for your assistance with this application and request. Please feel free to contact our counsel, Neil W. Rust or Daniel H. Peters of White & Case LLP at (213) 620-7748 or (213) 620-7744 respectively, if you have any questions concerning this application and request.

                                   Sincerely,

                                   THE FIRST AMERICAN CORPORATION

                                   By:      /s/ Parker S. Kennedy
                                   --------------------------------------------
                                   Parker S. Kennedy, President